Exhibit 99.2

EKSPORT FINANS
NORWAY
FIRST HALF-YEAR REPORT 2016
Eksportfinans ASA

Financial highlights 03
Report from the board of directors 04
Results 04
Balance sheet 05
Lending 05
Securities 05
Liquidity 06
Prospects for the second half-year of 2016 07
Events after the balance sheet date 07
Condensed statement of comprehensive income 08
Condensed balance sheet 09
Condensed statement of changes in equity 10
Condensed cash flow statement 11
Notes to the condensed financial statements 12
Report on review of interim financial information 25
Responsibility statement 26
Cover photo: Sturlason
Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited
Financial highlights
The information for the second quarter and first half-year, respectively, of 2016 and 2015 are unaudited.
Second quarter First half-year
(NOK million) 2016 2015 2016 2015
Net interest income 56 123 132 224
Total comprehensive income 1) (86) (344) (104) (486)
Return on equity 2) (4.6%) (18.5%) (2.8%) (12.9%)
Net return on average assets and liabilities 3) 0.07% 0.49% 0.20% 0.41%
Net operating expenses / average assets 4) 0.20% 0.15% 0.24% 0.15%
Total assets 41,237 76,490 41,237 76,490
Loans outstanding 5) 21,962 32,325 21,962 32,325
Public sector borrowers or guarantors 6) 36.5% 38.8% 36.5% 38.8%
Core capital adequacy 43.9% 29.8% 43.9% 29.8%
Capital adequacy 43.9% 29.8% 43.9% 29.8%
Exchange rate NOK/USD 7) 8.3776 7.8568 8.3776 7.8568
Definitions
1) Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 525 million for the first half-year of 2016 compared to NOK 830 million for the first half-year of 2015. For the second quarter of 2016 net losses on financial instruments at fair value amount to NOK 455 million compared to net losses on financial instruments at fair value of NOK 565 million in the second quarter of 2015.
2) Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).
3) Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).
4) Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).
5) Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included. For more information see notes 4, 5 and 6 to the accompanying condensed financial statements.
6) The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
7) Exchange rate at balance sheet date.
First half-year report 2016 3

Report from the board of directors

Results

Second quarter 2016
Net interest income was NOK 56 million for the second quarter of 2016 compared to NOK 123 million for the same period in 2015. The decrease is mainly due to the reduction of interest generating assets.

Total comprehensive income was negative NOK 86 million for the second quarter of 2016, compared to negative NOK 344 million for the second quarter of 2015. The fluctuations in these figures are primarily due to unrealized losses and gains on Eksportfinans' own debt (as explained in the section "Net other operating income").

In April 2016 Eksportfinans completed the sale of its office property in Oslo. The sale resulted in a gain of NOK 239 million, shown as part of "Other income" in the accompanying condensed financial statements. For more information about the sale, see note 9.

In the second quarter of 2016, the court of arbitration rendered a judgment in the dispute between the Ministry of Trade, Fisheries and Industry and the company regarding how to settle prepayments of government supported loans made after 2011. The parties are currently discussing how to implement the judgment in practical and financial terms. Eksportfinans has made a provision of NOK 165 million related to this issue, shown in the line item "Net gains-/(losses) on financial instruments at fair value" in the accompanying condensed financial statements. For more information about the dispute, see note 18.

First half-year 2016
Net interest income was NOK 132 million for the first half-year of 2016 compared to NOK 224 million for the same period in 2015. The reduction is primarily due to a lower level of interest generating assets.

Profit/(loss) for the period
Total comprehensive income was negative NOK 104 million for the first half-year of 2016. The comparable figure for 2015 was negative NOK 486 million. The fluctuations in these figures are primarily due to unrealized losses and gains on Eksportfinans' own debt (as explained in the section "Net other operating income").

Table 1 below shows the calculation of the non-IFRS measure of profit, excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement ("PHA"), with the corresponding return on equity. This

Table 1: Non-IFRS profit for the period

	Second quarter		First half-year	
(NOK million)	2016	2015	2016	2015
Comprehensive income according to IFRS	(86)	(344)	(104)	(486)
Net unrealized losses/(gains)	286	546	295	827
Unrealized gains/(losses) related to Glitnir [1]	0	0	71	(2)
Tax effect of the items above	(71)	(148)	(91)	(225)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	129	54	171	114
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [2]	6.7%	2.8%	4.4%	3.1%

1) Reversal of previously recognized gains/losses (at exchange rates applicable at reporting date).
2) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

First half-year report 2016 4

calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt.
This non-IFRS measure of profit amounted to NOK 171 million for the first half-year of 2016, an increase of NOK 57 million compared to the same period in 2015.
Net other operating income
Net other operating income was negative NOK 284 million in the first half-year of 2016 compared to negative NOK 824 million for the same period in 2015. Aside from the gain on the sale of the office property, these figures are primarily due to fluctuations in the credit spreads of Eksportfinans’ own debt. In the first half-year of 2016, unrealized gains on Eksportfinans’ own debt amounted to NOK 577 million compared to unrealized losses of NOK 607 million for the same period in 2015 (see note 2 to the accompanying condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 470 million in the first half-year of 2016 (whereof around NOK 471 million is due to the before mentioned credit spread effects), compared to an unrealized loss of NOK 824 million for the same period in 2015 (see note 15 to the accompanying condensed financial statements).
The cumulative unrealized gain due to credit spread effects on Eksportfinans’ own debt net of derivatives, is NOK 1,159 million as of June 30, 2016, compared to NOK 1,486 million as of June 30, 2015.
Total operating expenses
Total operating expenses amounted to NOK 67 million in the first half-year of 2016, compared to NOK 68 million for the same period in 2015.
Balance sheet
Total assets amounted to NOK 41.2 billion at June 30, 2016, compared to NOK 65.1 billion at December 31, 2015 and NOK 76.5 billion at June 30, 2015. The reduction was due to scheduled repayments of debt.
Outstanding bond debt was NOK 28.7 billion at June 30, 2016 compared to NOK 51.2 billion at December 31, 2015 and to NOK 60.6 billion at June 30, 2015.
The core capital ratio was 43.9 percent at June 30, 2016 compared to 36.5 percent at December 31, 2015 and 29.8 percent at June 30, 2015.
Lending
The volume of total outstanding loans was NOK 21.9 billion at June 30, 2016, compared to NOK 28.2 billion at December 31, 2015, and NOK 32.4 billion at June 30, 2015. The decrease in volume of outstanding loans is due to scheduled maturities combined with no new lending.
The negative impact of low oil prices on the oil and oil services industries in Norway and worldwide does not affect Eksportfinans’ loan book in any material way as the relevant loans are secured by guarantees from either GIEK (The Norwegian Guarantee Institute for Export Credits) and/or highly rated banks.
Securities
The securities portfolio was NOK 9.2 billion at June 30, 2016, compared to NOK 24.2 billion at December 31, 2015 and NOK 29.4 billion at June 30, 2015.
The securities portfolio consists of two sub-portfolios. The first is subject to the PHA with Eksportfinans’ shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (the “liquidity reserve portfolio”).
The fair value of the PHA portfolio was NOK 5.4 billion at June 30, 2016, compared to NOK 6.2 billion at December 31, 2015 and NOK 6.4 billion at June 30, 2015. For further information on the PHA see note 14 to the accompanying condensed financial
First half-year report 2016 5

statements.

The fair value of the liquidity reserve portfolio was NOK 3.8 billion at June 30, 2016, compared to NOK 18.0 billion at December 31, 2015 and NOK 23.0 billion at June 30, 2015.

Liquidity

As at June 30, 2016, short term liquidity amounted to NOK 6.3 billion, consisting of the liquidity reserve portfolio of NOK 3.8 billion and cash equivalents of NOK 2.5 billion. Including the PHA portfolio of NOK 5.4 billion, total liquidity reserves amounted to NOK 11.7 billion at June 30, 2016.

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term. A maturity analysis of financial liabilities based on expected maturities is included in note 16 of the accompanying condensed financial statements.

Table 2 below shows cumulative liquidity, as measured by short-term liquidity as of June 30, 2016, plus maturing loans and investments and minus maturing bond debt, based on estimated maturities.

During the first half-year of 2016, the liquidity position has changed due to scheduled repayments of debt. Other impacts are foreign exchange rate fluctuations and movements in key market risk factors, primarily on the debt portfolio. Low levels on the JPY/USD exchange rate has led to long estimated maturities on the structured bond portfolio.

Market developments have been within the scenarios covered in the company's liquidity planning activities. Liquidity reserves combined with the company's liquidity contingency plans are expected to meet liquidity needs going forward. Contingency plans comprise repo of securities, various bridge funding vehicles, the company's USD 250 million credit facility with its three largest owner banks (see note 14 to the accompanying condensed financial statements) and sale of assets.

Table 2: Estimated cumulative liquidity

(NOK billion)	Estimated debt maturing [2]	Estimated loan receivables maturing [3]	Estimated investments maturing [4]	Estimated cumulative liquidity [5]
Short-term liquidity at June 30, 2016 [1]				6.3
2016	7.5	3.6	1.2	3.6
2017	9.7	5.1	1.7	0.6
2018	1.9	3.6	0.4	2.7
2019	2.3	2.9	0.4	3.7
2020	1.1	2.3	0.4	5.4
2021	2.0	1.3	0.3	4.9
2022	0.3	0.9	0.3	5.9
2023	0.1	0.6	0.3	6.7
2024	0.0	0.4	0.3	7.3
Thereafter	4.6	1.1	0.5	4.2
Total	29.6	21.8	5.7	

1) Short-term liquidity is comprised of the sum of the liquidity reserve portfolio (at fair value) and deposits.
2) Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations.
3) Represents principal amount of loan receivables.
4) Represents principal amount of investments in the PHA portfolio.
5) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at June 30, 2016.

First half-year report 2016 6

Prospects for the second half-year of 2016
The board expects stable operations and decreasing net interest income due to reduction of interest generating assets.
Eksportfinans has a solid capital base and a comfortable liquidity position. The board continues to monitor the development in the international capital markets and its impact on Eksportfinans’ balance sheet and liquidity in the short and medium term.
The accumulated unrealized gains due to price fluctuations on Eksportfinans’ own debt, amounting to NOK 1.2 billion (net of derivatives) as of June 30, 2016, will continue to be reversed as unrealized losses going forward.
Events after the balance sheet date
There are no events after the balance sheet date materially affecting the financial statements.
Oslo, August 18, 2016
EKSPORTFINANS ASA
The board of directors
First half-year report 2016 7

Condensed statement of profit or loss and other comprehensive income
The information for the three- and six month periods ended June 30, 2016 and 2015 is unaudited.
Second quarter First half-year
(NOK million)
2016 2015 2016 2015 Note
Interest and related income
336 480 722 964
Interest and related expenses
280 357 590 740
Net interest income
56 123 132 224
Net commissions related to banking services
(1) 0 (1) (1)
Net gains/(losses) on financial instruments at fair value
(455) (565) (525) (830) 2,15
Other income 239 4 242 7
Net other operating income/(loss)
(217) (561) (284) (824)
Total operating income
(161) (438) (152) (600)
Salaries and other administrative expenses
27 29 55 57
Depreciations
1 4 5 8
Other expenses
5 2 7 3
Total operating expenses
33 35 67 68
Pre-tax operating loss
(194) (473) (219) (668)
Taxes
(108) (129) (115) (182)
Profit/loss for the period
(86) (344) (104) (486)
Other comprehensive income *
0 0 0 0
Total comprehensive income
(86) (344) (104) (486)
* Items that will not be reclassified to profit or loss. The income/(loss) arises from actuarial calculations on pension.
The accompanying notes are an integral part of these condensed financial statements.
First half-year report 2016 8

Unaudited

Condensed balance sheet

(NOK million)	June 30, 2016	Dec 31, 2015	June 30, 2015	Note
Loans due from credit institutions [1]	4,133	7,053	8,617	4,6,7
Loans due from customers [2]	20,556	24,462	28,257	5,6,7
Securities	9,248	24,187	29,383	8
Repurchase receivable	0	0	0	
Financial derivatives	2,894	4,293	5,430	
Deferred tax asset	136	0	0	
Intangible assets	2	2	3	
Property, equipment and investment property	3	208	211	9
Other assets	4,265	4,937	4,589	10
Total assets	**41,237**	**65,142**	**76,490**	
Deposits by credit institutions	0	0	1	
Bond debt [3]	28,676	51,174	60,606	11
Financial derivatives	3,405	4,398	4,417	
Taxes payable	0	76	40	
Deferred tax liabilities	0	1	7	
Other liabilities	1,726	1,952	2,980	12
Provisions	125	132	157	
Subordinated debt	0	0	1,008	
Total liabilities	**33,932**	**57,733**	**69,216**	
Share capital	2,771	2,771	2,771	
Reserve for unrealized gains	404	566	1,043	
Other equity	4,131	4,072	3,460	
Total shareholders' equity	**7,305**	**7,409**	**7,274**	
Total liabilities and shareholders' equity	**41,237**	**65,142**	**76,490**	

1) Of NOK 4,133 million at June 30, 2016, NOK 4,053 million is measured at fair value through profit or loss and NOK 79 million is measured at amortized cost. Of NOK 7,053 million at December 31, 2015, NOK 6,493 million is measured at fair value through profit or loss and NOK 560 million is measured at amortized cost. Of NOK 8,617 million at June 30, 2015, NOK 8,430 million is measured at fair value through profit or loss and NOK 187 million is measured at amortized cost

2) Of NOK 20,556 million at June 30, 2016, NOK 8,031 million is measured at fair value through profit or loss and NOK 12,525 million is measured at amortized cost. Of NOK 24,462 million at December 31, 2015, NOK 10,064 million is measured at fair value through profit or loss and NOK 14,398 million is measured at amortized cost. Of NOK 28,257 million at June 30, 2015, NOK 11,944 million is measured at fair value through profit or loss and NOK 16,313 million is measured at amortized cost.

3) Of NOK 28,676 million at June 30, 2016, NOK 15,665 million is measured at fair value through profit or loss and NOK 13,011 million is measured at amortized cost. Of NOK 51,174 million at December 31, 2015, NOK 35,856 million is measured at fair value through profit or loss and NOK 15,318 million is measured at amortized cost. Of NOK 60,606 million at June 30, 2015, NOK 43,833 million is measured at fair value through profit or loss and NOK 16,773 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

First half-year report 2016 9

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital[1]	Reserve unrealized gains [2]	Other equity	Comprehensive income [4]	Total equity
Equity at January 1, 2015	2,771	1,043	3,946	0	7,760
Actuarial gains/(losses) and other comprehensive income	0	0	0	0	0
Profit/(loss) for the period	0	0	0	(486)	(486)
Equity at June 30, 2015	**2,771**	**1,043**	**3,946**	**(486)**	**7,274**
Equity at January 1, 2016	2,771	566	4,072	0	7,409
Actuarial gains/(losses) and other comprehensive income[3]	0	(162)	162	0	0
Profit/(loss) for the period	0	0	0	(104)	(104)
Equity at June 30, 2016	**2,771**	**404**	**4,234**	**(104)**	**7,305**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian Law.
2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of June 30, 2016.
3) The sale of the subsidiary Eiendomsselskapet DM 15 on April 15, 2016 effectively realized NOK 162 million of the reserve of unrealized gains related to adjustments of fair value of the property.
4) The allocation of income for the period between the reserve for unrealized gains and other equity show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 70 million and reduced other equity by NOK 34 million. The closing balances would have been NOK 334 million for the reserve for unrealized gains, and NOK 4,200 million for other equity.

The accompanying notes are an integral part of these condensed financial statements.

First half-year report 2016 10

Unaudited
Condensed cash flow statement
First half-year (NOK million) 2016 2015
Pre-tax operating profit/(loss) (219) (668)
Provided by operating activities:
Accrual of contribution from the Norwegian government (37) (83)
Unrealized losses/(gains) on financial instruments at fair value 295 827
Realized losses on financial instruments at fair value through profit and loss (non cash item) 165 0
Depreciation 5 8
Principal collected on loans 5,809 8,058
Purchase of financial investments (trading) (12,971) (9,539)
Proceeds from sale or redemption of financial investments (trading) 27,517 7,878
Contribution paid by the Norwegian government 0 0
Taxes paid (75) (373)
Changes in:
Accrued interest receivable 174 281
Other receivables 595 268
Accrued expenses and other liabilities (319) (1,948)
Net cash flow from operating activities 20,939 4,709
Proceeds from sale or redemption of financial investments 2 1
Net cash flow from financial derivatives (377) 3,199
Purchases of fixed assets 0 (1)
Net cash flow from investing activities (375) 3,199
Principal payments on bond debt (20,815) (9,793)
Net cash flow from financing activities (20,815) (9,793)
Net change in cash and cash equivalents *) (251) (1,885)
Cash and cash equivalents at beginning of period 2,827 6,013
Effect of exchange rates on cash and cash equivalents (111) 238
Cash and cash equivalents *) at end of period 2,465 4,366
*) Cash equivalents are defined as bank deposits with original maturity less than three months.
The accompanying notes are an integral part of these condensed financial statements.
First half-year report 2016 11

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' first half-year condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (**IFRS**), in line with IFRS as adopted by the European Union (**EU**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2015) are the same as those applied in Eksportfinans' annual financial statements of 2015. Those financial statements were approved for issue by the Board of Directors on February 19, 2016 and included in the company's Annual Report on Form 20-F for the year-end December 31, 2015. These policies have been consistently applied to all the periods presented. These financial statements should be read in conjunction with the annual report on Form 20-F for the year ended December 31, 2015. Judgments made in the preparations of these financial statements are the same as those made in the year-end financial statements. The interim financial statements do not include risk disclosures which should be read in conjunction with the annual financial statements.

The information for the three- and six month periods ended June 30, 2016 and 2015 is unaudited. The information as of and for the year ended December 31, 2015 is derived from the company's audited consolidated financial statements as of and for the year ended December 31, 2015.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Second quarter		First half-year	
(NOK million)	2016	2015	2016	2015
Securities held for trading	(1)	(2)	2	(4)
Financial derivatives	(4)	(18)	(16)	(33)
Other financial instruments at fair value	(164)	1	(216)	34
Net realized gains/(losses)	**(169)**	**(19)**	**(230)**	**(3)**
Loans and receivables	9	(24)	87	(29)
Securities [1]	28	(79)	66	(45)
Financial derivatives [2]	(662)	226	(1,024)	(141)
Bond debt [3] [4]	339	(663)	577	(618)
Subordinated debt and capital contribution securities [3] [4]	0	1	0	11
Other	0	(7)	(1)	(5)
Net unrealized gains/(losses)	**(286)**	**(546)**	**(295)**	**(827)**
Net realized and unrealized gains/(losses)	**(455)**	**(565)**	**(525)**	**(830)**

1) Net unrealized gains/(losses) on securities

	Second quarter		First half-year	
(NOK million)	2016	2015	2016	2015
Securities held for trading	18	(45)	25	(6)
Securities designated as at fair value at initial recognition	10	(34)	41	(39)
Total	**28**	**(79)**	**66**	**(45)**

2) The Portfolio Hedge Agreement entered into in March 2008, is included with a gain of NOK 37 million as of June 30, 2016 and a gain of NOK 38 million as of June 30, 2015.

3) In the first half-year of 2016, Eksportfinans had an unrealized gain of NOK 577 million (loss of NOK 607 million in the corresponding period of 2015) on its own debt.

4) In the first half-year of 2016, Eksportfinans had an unrealized gain of NOK 577 million of financial liabilities classified as level 3 in the fair value hierarchy (loss of NOK 607 million in the corresponding period of 2015).

See note 15 for a presentation of the above table including effects from economic hedging.

First half-year report 2016 12

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements. The CRD IV regulations decreases the company's capital ratio, due to changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

Risk-weighted assets and off-balance sheet items

(NOK million)	June 30, 2016		Dec 31, 2015		June 30, 2015	
	Book value	Risk-weighted value	Book Value	Risk-Weighted value	Book value	Risk-weighted value
Total assets	41,237	13,281	65,142	15,127	76,490	17,918
Off-balance sheet items		50		53		47
Operational risk		1,151		1,079		1,847
Total currency risk		0		704		603
Total risk-weighted value		**14,481**		**16,962**		**20,415**

The company's regulatory capital

(NOK million and in percent of risk-weighted value)	June 30, 2016		Dec 31, 2015		June 30, 2015	
Core capital [1]	6,356	43.9%	6,184	36.5 %	6,082	29.8 %
Total regulatory capital	**6,356**	**43.9%**	**6,184**	**36.5 %**	**6,082**	**29.8%**

1) Includes share capital, other equity, and other deductions and additions in accordance with the Norwegian capital adequacy regulations.

First half-year report 2016 13

Unaudited

4. Loans due from credit institutions

(NOK million)	June 30, 2016	Dec 31, 2015	June 30, 2015
Cash equivalents [1]	2,465	2,828	4,366
Other bank deposits and claims on banks [2]	0	264	(128)
Loans to other credit institutions,			
nominal amount (also included in note 6) [3]	1,720	4,110	4,469
Accrued interest on loans and unamortized premium/discount			
on purchased loans	(10)	(17)	(21)
Adjustment to fair value on loans	(42)	(132)	(69)
Total	**4,133**	**7,053**	**8,617**

1) Cash equivalents are defined as bank deposits with maturity of less than three months.

2) The company has entered into agreements to acquire loans from shareholders and other banks active in the Norwegian market for export financing. The company has placed an initial deposit with the selling bank, which is used as consideration for these purchases. The amounts in the table represent remaining deposit or overdraft related to these agreements.

3) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 206 million at June 30, 2016, NOK 2,691 million at December 31, 2015 and NOK 2,681 million at June 30, 2015.

5. Loans due from customers

(NOK million)	June 30, 2016	Dec 31, 2015	June 30, 2015
Loans due from customers,			
nominal amount (also included in note 6)	20,243	24,105	27,856
Accrued interest on loans and unamortized			
premium/discount on purchased loans	282	325	362
Adjustment to fair value on loans	31	32	39
Total	**20,556**	**24,462**	**28,257**

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.

(NOK million)	June 30, 2016	Dec 31, 2015	June 30, 2015
Loans due from credit institutions	1,720	4,110	4,469
Loans due from customers	20,243	24,105	27,856
Total nominal amount	**21,963**	**28,215**	**32,325**
Commercial loans	9,654	14,066	16,293
Government-supported loans	12,309	14,149	16,032
Total nominal amount	**21,963**	**28,215**	**32,325**
Capital goods	6,974	8,146	8,904
Ships	10,850	12,872	15,184
Export-related and international activities [*]	2,524	5,402	6,332
Direct loans to Norwegian local government sector	901	1,074	1,177
Municipal-related loans to other credit institutions	700	700	700
Loans to employees	14	21	28
Total nominal amount	**21,963**	**28,215**	**32,325**

First half-year report 2016 14

Unaudited

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million)	June 30, 2016	Dec 31, 2015	June 30, 2015
Shipping	1,550	2,476	2,760
Infrastructure	0	790	813
Banking and finance	400	747	717
Real estate management	75	679	668
Oil and gas	199	309	365
Consumer goods	300	300	300
Environment	0	101	109
Renewable energy	0	0	600
Total nominal amount	**2,524**	**5,402**	**6,332**

7. Loans past due or impaired

(NOK million)	June 30, 2016	Dec 31, 2015	June 30, 2015
Interest and principal installment 1-30 days past due	96	0	10
Not matured principal on loans with payments 1-30 days past due	895	0	238
Interest and principal installment 31-90 days past due	13	0	0
Not matured principal on loans with payments 31-90 days past due	80	0	0
Interest and principal installment more than 90 days past due	71	195	147
Not matured principal on loans with payments more than 90 days past due	50	322	37
Total loans past due	**1,206**	**517**	**432**
Relevant collateral or guarantees received *)	1,206	409	334
Fair value adjustment on loans past due	0	79	64
Impairments on loans measured at amortized cost	0	0	0

*) The company considers all loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 1,206 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 32 percent of the amounts in default. The remaining 68 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities and repurchase receivable

(NOK million)	June 30, 2016	Dec 31, 2015	June 30, 2015
Trading portfolio	7,417	22,292	27,670
Other securities at fair value through profit and loss	1,831	1,895	1,713
Total	**9,248**	**24,187**	**29,383**

First half-year report 2016 15

Unaudited
9. Property, equipment and investment property
(NOK million)
June 30, 2016
Dec 31, 2015
June 30, 2015
Buildings and land in own use
0
125
126
Investment property
0
77
77
Total buildings and land
0
202
203
Other fixed assets
3
6
8
Total fixed assets and investment property
3
208
211
In April 2016 Eksportfinans completed the sale of its subsidiary Eiendomsselskapet DM 15 AS, which owns Eksportfinans’ sections of the office property in Dronning Mauds’ gate 15, Oslo.
10. Other assets
(NOK million)
June 30, 2016
Dec 31, 2015
June 30, 2015
Settlement account 108 Agreement
351
268
243
Cash collateral provided
2,574
3,277
3,091
Collateral deposit *)
1,257
1,321
1,179
Other
83
71
76
Total other assets
4,265
4,937
4,589
*)The collateral deposit relates to a USD 150 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the deposit in or towards satisfaction of all or any part of the secured obligations. The agreement was entered into in 2014.
11. Bond debt
(NOK million)
June 30, 2016
Dec 31, 2015
June 30, 2015
Bond debt
29,915
51,670
59,964
Adjustment to fair value on debt
(1,517)
(940)
11
Accrued interest
278
444
631
Total bond debt
28,676
51,174
60,606
12. Other liabilities
(NOK million)
June 30, 2016
Dec 31, 2015
June 30, 2015
Grants to mixed credits
27
38
41
Cash collateral received
1,527
1,889
2,920
Other short-term liabilities
172
25
19
Total other liabilities
1,726
1,952
2,980
First half-year report 2016 16

Unaudited

13. Segment information

The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas. For income and expenses between the segments, the transactions are at arms length.

Income and expenses divided between segments

	Export lending First half-year		Municipal lending First half-year		Securities First half-year	
(NOK million)	2016	2015	2016	2015	2016	2015
Net interest income [1]	**91**	**146**	**1**	**9**	**41**	**69**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	(153)	31	0	0	(13)	(34)
Income/expense allocated by volume [4]	114	2	8		126	2
Net other operating income	**(39)**	**33**	**9**	**0**	**113**	**(32)**
Total operating income	**52**	**179**	**9**	**9**	**153**	**37**
Total operating expenses	**28**	**29**	**3**	**2**	**36**	**38**
Pre-tax operating profit/(loss)	**24**	**150**	**6**	**7**	**117**	**(1)**
Taxes	(22)	40	0	2	(2)	0
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**46**	**110**	**6**	**5**	**119**	**(1)**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expense) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

First half-year report 2016 17

Unaudited

Reconciliation of segment profit measure to total comprehensive income

	First half-year	
(NOK million)	2016	2015
Export lending	46	110
Municipal lending	6	5
Securities	119	(1)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**171**	**114**
Net unrealized gains/(losses) [1]	(295)	(827)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	(71)	2
Tax effect of the items above	91	225
Total comprehensive income	**(104)**	**(486)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	PHA [5]
Balance January 1, 2016	2,210	971	105	8,317	(419)
Change in the period	(2,210)	(207)	(5)	(1,800)	(52)
Balance June 30, 2016	**0**	**764**	**100**	**6,517**	**(471)**
Balance January 1, 2015	4,311	553	89	14,494	(542)
Change in the period	(1,741)	(224)	5	(5,070)	13
Balance June 30, 2015	**2,570**	**329**	**94**	**9,424**	**(529)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Effective from March 1, 2008, Eksportfinans entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement stated that it would offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. As of March 1, 2016 the agreement was renegotiated to reduce the amount for losses covered from NOK 5 billion to NOK 1.5 billion. This was due to the reduction of the underlying portfolio. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans would pay a monthly fee of NOK 5 million to the participants in the agreement. As of March 1, 2016, this amount was reduced to NOK 1.5 million, due to the reduction of the guarantee amount mentioned above. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties. For further information see the company's annual report on Form 20-F for the fiscal year ended December 31, 2015, (filed with the Securities and Exchange Commission on April 25, 2016 and published on Eksportfinans' web page, www.eksportfinans.no).

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 250 million to the company. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2016. When renewed, the amount was reduced from USD 1 billion to USD 250 million. Eksportfinans has not utilized this credit facility.

First half-year report 2016 18

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Second quarter		First half-year	
(NOK million)	2016	2015	2016	2015
Securities [1]	(5)	(20)	(14)	(37)
Other financial instruments at fair value [1]	(164)	1	(216)	34
Net realized gains/(losses)	**(169)**	**(19)**	**(230)**	**(3)**
Loans and receivables [1]	16	3	82	0
Securities [1]	0	26	109	10
Bond debt [1] [2] [3]	(284)	(562)	(470)	(816)
Subordinated debt and capital contribution securities [1] [2] [3]	0	(6)	0	(8)
Other financial instruments at fair value [1]	1	(5)	0	(4)
Net unrealized gains/(losses)	**(267)**	**(544)**	**(279)**	**(818)**
Financial derivatives related to the 108 Agreement [4]	(19)	(2)	(16)	(9)
Net realized and unrealized gains/(losses)	**(455)**	**(565)**	**(525)**	**(830)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 1,159 million as of June 30, 2016, compared to NOK 1,486 million as of June 30, 2015.
3) In the first half-year of 2016, Eksportfinans had an unrealized loss of NOK 470 million (loss of NOK 824 million in the same period of 2015) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the first half-year of 2016 and 2015, the company recorded NOK 710 million and NOK 974 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 971 million and NOK 1,355 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded positive NOK 11 million, and negative NOK 10 million, respectively, of interest income on economic hedging instruments and negative NOK 382 million and negative NOK 615 million, respectively, of interest expense on economic hedging instruments.

First half-year report 2016 19

Unaudited

16. Maturity analysis

Maturity analysis of financial assets and liabilities based on expected maturities at June 30, 2016

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	1,705	5	24	65	58	72	1,929
Loans and receivables due from customers	655	923	5,105	8,732	5,361	4,002	24,778
Securities	271	3	4,122	1,182	627	3,480	9,685
Derivatives net settled	0	(8)	485	100	103	409	1,090
Derivatives gross settled (pay leg)	(3,203)	(5,326)	(6,482)	(6,453)	(15,640)	(4,356)	(41,460)
Derivatives gross settled (receive leg)	3,256	5,429	7,021	7,272	16,258	5,190	44,426
Cash collateral	0	2,574	0	0	0	0	2,574
Total assets	**2,685**	**3,601**	**10,275**	**10,898**	**6,767**	**8,797**	**43,023**
Liabilities							
Non-structured bond debt	2,455	12	12,003	3,517	2,699	0	20,686
Structured bond debt	176	1,018	624	2,244	830	6,140	11,033
Derivatives net settled	56	61	298	563	563	81	1,624
Derivatives gross settled (pay leg)	4,613	1,229	1,642	365	58	2,733	10,640
Derivatives gross settled (receive leg)	(3,813)	(1,204)	(1,571)	(304)	(55)	(3,030)	(9,976)
Cash collateral	0	1,527	0	0	0	0	1,527
Subordinated loans	0	0	0	0	0	0	0
Total liabilities	**3,488**	**2,644**	**12,996**	**6,386**	**4,095**	**5,925**	**35,534**

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2015

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	1,769	302	2,497	66	56	92	4,783
Loans and receivables due from customers	1,163	972	5,519	10,195	7,054	4,443	29,347
Securities	4	1,503	8,590	1,475	819	3,952	16,342
Derivatives net settled	0	(16)	1,215	245	245	502	2,192
Derivatives gross settled (pay leg)	(8,142)	(5,379)	(16,983)	(1,727)	(3,431)	(3,701)	(39,362)
Derivatives gross settled (receive leg)	8,596	5,622	17,892	1,944	3,678	3,886	41,617
Cash collateral	0	3,277	0	0	0	0	3,277
Total assets	**3,390**	**6,282**	**18,731**	**12,198**	**8,422**	**9,174**	**58,195**
Liabilities							
Non-structured bond debt	8	74	27,999	10,426	3,189	2,199	43,894
Structured bond debt	5	94	1,875	2,321	1,176	5,580	11,051
Derivatives net settled	88	75	343	706	706	154	2,073
Derivatives gross settled (pay leg)	2,515	4,062	6,416	1,083	193	3,089	17,357
Derivatives gross settled (receive leg)	(2,430)	(3,981)	(5,068)	(915)	(199)	(3,043)	(15,636)
Cash collateral	0	1,889	0	0	0	0	1,889
Subordinated loans	0	0	0	0	0	0	0
Total liabilities	**185**	**2,212**	**31,564**	**13,622**	**5,066**	**7,980**	**60,629**

First half-year report 2016 20

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at June 30, 2015

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	2,573	17	2,480	67	62	107	5,306
Loans and receivables due from customers	1,839	1,475	5,351	12,274	7,450	5,337	33,726
Securities	636	2,152	17,411	2,170	157	4,639	27,165
Derivatives net settled	14	55	1,204	331	331	465	2,402
Derivatives gross settled (pay leg)	(2,487)	(4,054)	(17,843)	(10,307)	(2,535)	(4,079)	(41,304)
Derivatives gross settled (receive leg)	2,518	4,245	18,801	11,174	2,920	4,386	44,044
Cash collateral	0	3,091	0	0	0	0	3,091
Total assets	**5,093**	**6,981**	**27,404**	**15,710**	**8,385**	**10,856**	**74,430**
Liabilities							
Deposits by credit institutions	1	0	0	0	0	0	1
Non-structured bond debt	7	9,919	20,457	14,439	2,563	2,807	50,193
Structured bond debt	1,437	661	2,188	3,289	1,263	4,520	13,358
Derivatives net settled	71	83	391	822	822	226	2,415
Derivatives gross settled (pay leg)	4,993	4,182	2,800	6,010	960	2,220	21,165
Derivatives gross settled (receive leg)	(4,814)	(4,154)	(2,585)	(4,650)	(931)	(2,150)	(19,285)
Cash collateral	0	2,920	0	0	0	0	2,920
Subordinated loans	0	0	1,009	0	0	0	1,009
Total liabilities	**1,695**	**13,611**	**24,260**	**19,909**	**4,677**	**7,624**	**71,776**

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

First half-year report 2016 21

Unaudited

17. Fair value of financial instruments

The methodology used for calculating fair values of financial instruments is consistent with the methodology defined in our audited annual report for the fiscal year ending 2015.

17.1 Sensitivity analysis

Loans due from credit institutions or customers:

The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

	June 30, 2016		December 31, 2015	
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.6)	10.8 %	(0.6)	7.2 %
Loans to municipalities	(0.5)	9.6 %	(0.3)	7.7 %
Collaboration loans	-	-	(0.1)	17.5 %
Guaranteed loans	(2.0)	79.6 %	(2.5)	67.6 %
Total loans		**100.0 %**		**100.0 %**

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from -4 basis points to 129 basis points as of June 30, 2016 (from -4 basis points to 152 basis points as of year-end 2015). For the combined total lending portfolio over the past two years credit spreads have changed 4 basis points per month in 95 percent of the time, representing NOK 12 million. As of year-end 2015 a 95 percent confidence interval was 4 basis point representing NOK 15 million.

Securities:

Eksportfinans retrieved prices and credit spread quotes from three different market makers and pricing vendors as of June 30, 2016. Among the three different quote providers, the major price provider (Bloomberg) covered 90 percent (64 percent as of year-end 2015). Eksportfinans also holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Bond debt:

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

	June 30, 2016	December 31, 2015
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	3.0	5.5
Structured bond debt	7.5	6.2

The spreads applied for fair value measurement of bond debt are in the range from 75 basis points to 125 basis points as of June 30, 2016 (from 100 basis points to 175 basis points as of year-end 2015).

17.2 Financial assets measured at fair value through profit or loss

	June 30, 2016				December 31, 2015			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	751	2,937	365	4,053	286	5,800	408	6,494
Loans due from customers	0	308	7,723	8,031	0	462	9,602	10,064
Securities	0	9,248	0	9,248	0	24,187	0	24,187
Financial derivatives	0	1,731	1,163	2,894	0	3,365	928	4,293
Other assets	0	2,574	0	2,574	0	3,277	0	3,277
Total fair value	751	16,798	9,251	26,800	286	37,091	10,938	48,315

First half-year report 2016 22

Unaudited

17.3 Financial liabilities measured at fair value through profit or loss

	June 30, 2016				December 31, 2015			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	0	6,645	6,645	0	0	26,534	26,534
Structured bond debt	0	0	9,020	9,020	0	0	9,322	9,322
Financial derivatives	0	2,570	835	3,405	0	3,401	997	4,398
Other liabilities	0	1,529	0	1,529	0	1,895	0	1,895
Subordinated debt	0	0	0	0	0	0	0	0
Total fair value	0	4,099	16,500	20,599	0	5,296	36,853	42,149

Movement of level 3 financial assets

	From January 1, 2016 to June 30, 2016				From January 1, 2015 to June 30, 2015			
(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	408	9,602	928	10,938	384	13,471	1,408	15,263
Total gains or losses *)	(19)	(316)	246	(89)	21	466	(149)	338
Settlements	(24)	(1,563)	(11)	(1,598)	(20)	(2,533)	(307)	(2,860)
Closing balance	365	7,723	1,163	9,251	385	11,404	952	12,741
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(19)	(316)	303	(32)	21	466	(123)	364

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

Movement of level 3 financial liabilities

	From January 1, 2016 to June 30, 2016				From January 1, 2015 to June 30, 2015				
(NOK million)	Structured bond debt	Unstructured bond debt	Financial derivatives	Total	Structured bond debt	Unstructured bond debt 3)	Financial derivatives	Subordinated debt	Total
Opening balance	9,322	26,534	997	36,853	19,922	0	913	965	21,800
Total gains or losses 1) 2)	(470)	(107)	(155)	(732)	69	0	283	43	395
Settlements	168	(19,782)	(7)	(19,621)	(7,503)	0	(423)	0	(7,926)
Transfers	0	0	0	0	0	31,345	0	0	31,345
Closing balance	9,020	6,645	835	16,500	12,488	31,345	773	1,008	45,614
Total gains or losses 1) 2) for the period in profit or loss for liabilities held at the end of the reporting period	(461)	73	(97)	(485)	384	0	308	43	735

1) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
2) For liabilities, positive figures are represented as losses and negative figures are represented as gains.
3) Unstructured bond debt is transferred from level 2 to level 3 in June 30, 2015 due to lack of observable market data.

First half-year report 2016 23

Unaudited

17.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	June 30, 2016		Dec 31, 2015		June 30, 2015	
(NOK million)	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Assets						
Loans due from credit institutions	4,072	4,133	7,003	7,053	8,579	8,617
Loans due from customers	22,495	20,556	26,753	24,462	30,782	28,257
Securities	9,248	9,248	24,187	24,187	29,383	29,383
Financial derivatives	2,894	2,894	4,293	4,293	5,430	5,430
Other assets	4,265	4,265	4,937	4,937	4,589	4,589
Liabilities						
Deposits by credit institutions	0	0	0	0	1	1
Non-structured bond debt	21,192	19,657	43,634	41,852	50,065	48,118
Structured bond debt	9,020	9,020	9,322	9,322	12,488	12,488
Financial derivatives	3,405	3,405	4,398	4,398	4,417	4,417
Other liabilities	1,730	1,727	1,956	1,952	2,984	2,980
Subordinated debt	0	0	0	0	1,008	1,008

18. Contingencies

In light of the fact that the company after November 2011 has made no new government supported loans it argued that certain historical practices and procedures concerning settlement for prepaid loans made under the 108 agreement no longer were appropriate. In light of the same fact the Ministry of Trade, Industry and Fisheries asserted that the fixed gross margin which Eksportfinans is guaranteed under the 108 Agreement should be reviewed and reduced. As the ministry and the company did not agree, these matters were, in accordance with the 108 agreement, referred to a court of arbitration. In June, 2016 the court of arbitration ruled on these issues. In the matter of the fixed gross margin, the court ruled in favor of Eksportfinans. In the matter of prepayments of government supported loans, the court ruled in favor of the ministry. Eksportfinans is now discussing with the ministry on the financial effects of this ruling. As per June 30, 2016, Eksportfinans has made provisions of NOK 165 million regarding this matter.

19. Events after the balance sheet date

There are no events after the balance sheet date materially affecting the financial statements.

First half-year report 2016 24